SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

AVALON GLOBOCARE CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

05344R 104

(CUSIP Number)

c/o Avalon Globocare Corp.

83 South Street, Suite 101, Freehold, New Jersey 97728

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 28, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. 05344R 104	13D	Page 2 of 4 Pages
1	NAME OF REPORTING PERSONS David Jin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 15,450,000 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,450,000 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,450,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3% (2)
14	TYPE OF REPORTING PERSON* CO

(1) As of the date of the event which requires filing of this Schedule 13D, the Reporting Person beneficially owns 15,450,000 shares of common stock.

(2) Percentage of class calculated based on an aggregate of 52,556,122 shares issued and outstanding as of October 20, 2016, after giving effect to the transactions described in Item 4 of this Schedule 13D.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Avalon Globocare Corp., a Delaware Corporation (the “Issuer”). The Issuer’s principal executive offices are located at c/o Avalon Globocare Corp., 83 South Street, Suite 101, Freehold, New Jersey 97728.

Item 2. Identity and Background.

This statement is being filed by and on behalf of David Jin (“Reporting Person”).

The address of the principal office of the Reporting Person is c/o Avalon Globocare Corp., 83 South Street, Suite 101, Freehold, New Jersey 97728.

Reporting Person is principally involved in the business of consulting.

Reporting Person is a citizen of the United States.

Reporting Person is an accredited investor.

During the last five years, Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On October 19, 2016, the Reporting Person acquired 15,000,000 shares of common stock of Issuer in connection with that certain Share Exchange Agreement entered into between Issuer and Avalon Healthcare System, Inc. (“AHS”) and the AHS shareholders pursuant to which Issuer acquired 100% of the outstanding securities of AHS in exchange for shares of Issuer's common stock.

On September 14, 2016, AHS entered into a stock purchase agreement with Issuer to acquire 1,500,000 shares of restricted common stock (the “AHS Shares”) of Issuer owned by Yair Gutman. AHS subsequently assigned 450,000 of the AHS Shares to the Reporting Person.

The issuances of the Securities were made in reliance upon exemptions from registration pursuant to section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated under Regulation D thereunder. The Reporting Person is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

The Reporting Person acquired beneficial ownership of the Securities with his own funds.

The Reporting Person did not acquire beneficial ownership of any Securities with borrowed funds.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5. Interest in Securities of the Issuer.

As of October 20, 2016, Reporting Person beneficially owned 15,450,000 or 29.3% of Issuer’s common stock.

Except as described in this Schedule 13D, Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

10.1	Stock Purchase Agreement by and between Avalon Healthcare System, Inc. and Yair Gutman dated September 9, 2016

10.2	Share Exchange Agreement dated as of October 19, 2016 by and among Avalon Healthcare System, Inc., the shareholders of Avalon Healthcare System, Inc. and Avalon Globocare Corp. (1)

(1)	Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on October 19, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

October 28, 2016

/s/ David Jin
David Jin